January 3, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara

Re:    biote Corp.

Registration Statement on Form S-1 (File No. 333-268748)

Concurrence in Acceleration Request

Dear Mr. McNamara,

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of biote Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern Time, on January 3, 2023, or as soon thereafter as is practicable or at such later time as biote Corp. or its counsel may orally request via telephone call to the staff of the Division of Corporate Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

TRUIST SECURITIES INC.

By:	/S/ CHARLES MATHER
Name:	Charles Mather
Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/S/ BILL FOLLIS
Name:	Bill Follis
Title:	Managing Director, Cowen and Company, LLC

ROTH CAPITAL PARTNERS, LLC

By:	/S/ AARON M. GUREWITZ.
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets

[Signature Page to Acceleration Request]